Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

Snyder’s and Lance Merger Announcement Messages
CORE MESSAGE
The Snyder’s of Hanover and Lance, Inc. [LNCE] proposed merger will create a stronger snack food company in a very competitive snack food industry that can better grow its brands, better serve its customers, expand the distribution of its salty and bakery snacks to consumers across the country and continue to deliver value to shareholders. The combined company will have a diverse portfolio of snack food brands that includes the iconic Snyder’s of Hanover pretzels, iconic Lance sandwich crackers as well as Cape Cod®, Grande®, Tom’s®, Jays®, O-Ke-Doke®, Stella D’oro®, Krunchers!®, Archway®, EatSmart® Naturals and leading private and third party brands. Products will include pretzels, sandwich crackers, potato chips, popcorn, crackers, tortilla chips, cookies, sugar wafers, nuts and seeds, among others. The new company name will be Snyder’s-Lance, Inc.
Benefits of proposed merger
•	The merger of Snyder’s and Lance will create a stronger snack food company with a broad offering of snack food products consumers want made by a customer-focused company with one of the largest Direct Store Delivery (DSD) systems in the country.

•	The combined company will continue to focus on strategies benefiting our employees, providing winning strategies at retail, delivering innovative products to consumers and offering long-term value to shareholders.

•	By combining our diverse product lines, manufacturing facilities, values-focused cultures, customer service philosophy and an expansive coast-to-coast distribution network, consumers will have better access to their favorite snack foods.

•	The leaders of both companies are excited about the proposed merger of two great companies with similar cultures, strong brands, experienced leadership, a strong customer service focus and complementary product lines. This represents an opportunity to form a better company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving long-term shareholder value.
Company synergies
The new company is expected to generate at least $30 million in annualized savings.
•	There are significant synergies between the two companies that will greatly benefit shareholders, employees, customers, other partners and ultimately, consumers as well as a variety of opportunities to drive revenue growth in the combined company.

•	We are pleased to potentially merge with another highly-respected snack food company with a rich heritage of making high-quality snacks as well as shared values in being a great place to work, a customer service focused organization and an important contributor to the communities in which we operate.
Merger process/details
•	The announcement of this exciting potential merger marks the beginning of a several-month process that is subject to shareholder and regulatory review and approval. Pending these approvals, the potential merger is expected to close in late fall.

•	The principal shareholders of the privately-held Snyder’s of Hanover have agreed to vote in favor of the merger and the Boards of Directors of both Lance and Snyder’s have unanimously recommended the approval of the transaction to their shareholders.

•	The new company will be called Snyder’s-Lance, Inc. and will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA.

•	Michael A. Warehime, current Chairman of Snyder’s, will serve as the Chairman of the Board of Snyder’s-Lance, Inc. and W. J. “Bill” Prezzano who currently serves as the Chairman of Lance will serve as Lead Independent Director of the combined company.

•	Current Lance President and Chief Executive Officer (CEO), David V. Singer, will become CEO of Snyder’s-Lance with Carl E. Lee, Jr., current Snyder’s President and CEO, becoming President and Chief Operating Officer (COO) of the combined company. Rick D. Puckett, current Lance Executive Vice President (EVP) and Chief Financial Officer (CFO), will become EVP and CFO of Snyder’s-Lance.
Employee-Focused Messages
•	Throughout the shareholder and regulatory review process we will provide open communications regularly as updates are available. Please keep in mind that the regulatory review process can take time and until we receive final regulatory and shareholder approval, nothing will change. We will continue to conduct business as usual and strive to be a great partner, great place to work and great stock to own.

•	I/we know that with the excitement of change often comes a little apprehension, too. I/we want to challenge that mindset and encourage you to think about the opportunities that come with this proposed merger. Our ultimate goal is to create a new company positioned for growth and opportunities for employees, customers, consumers and shareholders.
°	Many of you were here when we welcomed additional companies and brands into the Lance/Snyder’s family so you know firsthand how we strive to balance long-term growth with keeping true to our desire to be a great place to work.

°	If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.
•	Snyder’s/Lance also has grown over the years by acquiring other niche snack food brands, similar to when we welcomed the [(Grande, Jays, Krunchers! and O-Ke-Doke) OR (Cape Cod, Tom’s, Archway and Stella D’oro brands)] into our family. Because of this, we look forward to a smooth transition of our cultures, brands and operating systems should the proposed merger be approved by the appropriate regulators and shareholders.

•	We hope you will share in our excitement about the proposed merger which, among other benefits, will help to make sure we can continue to be a great place to work and a great partner to our customers and vendors in a rapidly consolidating snack food industry.

•	From a values, product offering and company culture perspective, the proposed merger with Snyder’s/Lance is a match made in heaven. Snyder’s/Lance shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working together, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholders with integrity.
Customer-Focused Messages
•	The proposed merger will help us be an even better partner to customers, like you, by offering an expanded and diverse portfolio of snack food products, an expansive coast-to-coast distribution network along with innovative solutions and resources so we can strengthen our relationship in a way that is beneficial to you, the new company and our consumers.

•	Please keep in mind that the regulatory review process can take time and until we receive final regulatory and shareholder approval, it will be business as usual.
°	We will continue to work with you to develop programs, pricing and promotions that best suit your needs and the needs of Snyder’s/Lance consumers who purchase our product at your stores.

°	Your current Snyder’s/Lance representative will remain the same. Until the shareholders and appropriate regulators approve the proposed merger, please continue to develop and implement programs specific just to Snyder’s and just to Lance.

°	Throughout the review process we will continue to provide major updates on the proposed merger.
•	While it is too early to begin developing strategies on how your relationship would work with the proposed new company, we are excited about the proposed merger with Snyder’s/Lance and how this will enable us to expand and grow our relationship with you.

•	As we have been all along, the proposed Snyder’s-Lance, Inc. will continue to be an organization focused on providing added value to our customers along with a superior customer service experience.